02014873

SECURITIES AND EXCHANGE COMMISSION

P.E. 12/31/01

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

FEB 19 2002

340

For the quarter ended December 31, 2001

Microcell Telecommunications Inc.

1250 René-Lévesque Blvd. West
Montreal, Canada
H3B 4W8

Registration No.:
0-29502

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F... **X** ......

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]

Yes......... No ...**X**......

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: February 14, 2002

By

Jacques Leduc
Chief Financial Officer and Treasurer

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

MICROCELL TELECOMMUNICATIONS INC.

December 31, 2001 and 2000

Microcell Telecommunications Inc.
[In thousands of Canadian dollars]

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31 2001 $	As of December 31 2000 $
ASSETS	[unaudited]	[unaudited] [Restated note 3]
Current assets		
Cash and cash equivalents	19,005	83,378
Short-term investments and marketable securities	159,524	75,957
Sort-term investments - restricted	—	120,710
Receivables	85,973	68,684
Receivables from related companies	489	—
Inventories	19,897	37,442
Other current assets	40,604	47,551
Total current assets	325,492	437,722
Capital assets *[note 4]*	987,447	662,411
Long-term investments	34,983	78,958
Deferred charges and other	47,337	30,135
	1,395,259	1,209,226
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	445	2,575
Other	106,334	156,788
Deferred revenues	38,115	32,136
Current portion of long-term debt	16,523	—
Total current liabilities	161,417	191,499
Long-term debt	1,887,048	1,680,699
Deferred tax liabilities	73,519	4,589
	2,121,984	1,876,787
Shareholders' deficiency		
Share capital *[note 5]*	1,167,371	728,050
Warrants	2,077	2,077
Deficit	(1,896,173)	(1,397,688)
	(726,725)	(667,561)
	1,395,259	1,209,226
Deficit under Canadian GAAP	(1,896,173)	(1,397,688)
License	(2,727)	(2,866)
Option to purchase Class A Non-Voting Shares	(60,723)	(60,723)
Share of net income (net loss) in investees	(3,496)	18,583
Development costs	(6,108)	(2,606)
Effect of legislated tax rate changes on deferred tax liabilities *[note 9]*	25,771	—
Stock compensation	(478)	(467)
Deficit under U. S. GAAP	(1,943,934)	(1,445,767)
Accumulated other comprehensive loss under U.S. GAAP, end of period	1,997	(900)

Microcell Telecommunications Inc.

[In thousands of Canadian dollars, except for per share data]

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended December 31		Twelve months ended December 31	
	2001 $	2000 $	2001 $	2000 $
		[Restated note 3]		[Restated note 3]
	[unaudited]		[unaudited]	
Revenues				
Services	**135,757**	104,059	**514,852**	377,929
Equipment sales	**10,065**	19,020	**45,985**	50,884
	145,822	123,079	**560,837**	428,813
Costs and expenses				
Cost of products and services	**73,811**	93,023	**336,753**	306,391
Selling and marketing	**33,561**	47,072	**134,985**	141,876
General and administrative	**25,118**	26,215	**98,902**	92,878
Depreciation and amortization	**47,314**	37,481	**177,990**	131,304
	179,804	203,791	**748,630**	672,449
Operating loss before restructuring charges	**33,982**	80,712	**187,793**	243,636
Restructuring charges *[note 7]*	**5,226**	—	**5,226**	—
Operating loss	**39,208**	80,712	**193,019**	243,636
Interest income	**(887)**	(4,514)	**(6,553)**	(20,341)
Interest expense	**56,145**	49,057	**215,888**	185,471
Financing charges	**1,875**	2,207	**8,349**	8,742
Foreign exchange loss (gain)	**8,377**	(2,682)	**51,129**	24,638
Net gain on disposal of investments	—	455	—	(285,967)
Loss in value of investments and marketable securities and other assets	**1,345**	35,754	**33,093**	248,336
Share of net loss (net income) in investees	**1,654**	(16,102)	**5,282**	(20,573)
Net loss before income taxes	**107,717**	144,887	**500,207**	383,942
Income tax provision (benefit)	**678**	(7,965)	**(1,722)**	(115,515)
Net loss	**108,395**	136,922	**498,485**	268,427
Deficit, beginning of period	**1,787,778**	1,260,766	**1,397,688**	1,129,261
Deficit, end of period	**1,896,173**	1,397,688	**1,896,173**	1,397,688
Basic and diluted loss per share [in dollars] *[note 6]*	**0.88**	1.39	**4.56**	2.79
Weighted average number of shares [in thousands]	**123,783**	98,655	**109,212**	96,247
Net loss under Canadian GAAP	**108,395**	136,922	**498,485**	268,427
License	**(34)**	(33)	**(139)**	(136)
Share of net loss (net income) in investees	**4,122**	(18,583)	**22,079**	(21,248)
Unrealized net loss in value of marketable securities	—	(8,164)	—	(158,497)
Recognized net loss in value of marketable securities	—	158,964	—	158,964
Development costs	**668**	2,606	**3,502**	2,606
Stock compensation	**478**	—	**478**	—
Effect of legislated tax rate changes on deferred tax liabilities	**(25,771)**	—	**(25,771)**	—
Changes in fair market value of a fair value hedge	—	—	**(1,367)**	—
Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	—	—	**900**	—
Net loss under U.S. GAAP	**87,858**	271,712	**498,167**	250,116
Unrealized net loss (gain) in value of marketable securities	**(322)**	11,578	**(322)**	159,864
Changes in fair market value of cash flow hedges	**7,982**	—	**1,364**	—
Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	—	—	**(3,939)**	—
Reclassification adjustments	—	(158,964)	—	(158,964)
Comprehensive loss under U.S. GAAP	**95,518**	124,326	**495,270**	251,016
Basic and diluted loss per share under U.S. GAAP [in dollars]	**0.71**	**2.75**	**4.56**	2.60

Microcell Telecommunications Inc.
[In thousands of Canadian dollars]

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31		Twelve months ended December 31	
	2001 $	200 $	2001 $	2000 $
		[Restated note 3]		[Restated note 3]
	[unaudited]		[unaudited]	
OPERATING ACTIVITIES				
Net loss	**(108,395)**	(136,922)	**(498,485)**	(268,427)
Adjustments to reconcile net loss to cash used in operating activities				
Depreciation and amortization	**47,314**	37,481	**177,990**	131,304
Accreted interest on long-term debt	**35,682**	38,254	**158,194**	142,812
Financing charges	**1,826**	1,837	**7,674**	7,341
Foreign exchange loss (gain)	**8,647**	(2,386)	**50,281**	25,449
Deferred income taxes	**—**	(8,315)	**(3,966)**	(116,968)
Net gain on disposal of investments	**—**	455	**—**	(285,967)
Loss in value of investments and marketable securities and other assets	**1,345**	35,754	**33,079**	248,336
Share of net loss (net income) in investees	**1,654**	(16,102)	**5,282**	(20,573)
	(11,927)	(49,944)	**(69,951)**	(136,693)
Changes in operating assets and liabilities	**21,111**	33,671	**(52,303)**	30,961
Cash used in operating activities	**9,184**	(16,273)	**(122,254)**	(105,732)
INVESTING ACTIVITIES				
Reduction of (additions to) short-term investments	**(98,841)**	160,942	**(157,985)**	23,919
Reduction of (additions to) short-term investments - restricted	**—**	(120,710)	**120,710**	(120,710)
Proceeds from sale of marketable securities	**—**	—	**72,804**	87,128
Additions to capital assets	**(37,324)**	(101,479)	**(407,395)**	(277,191)
Additions to license and deferred charges	**(1,349)**	(5,709)	**(9,488)**	(6,756)
Additions to long-term investments	**1**	(23,879)	**(2,535)**	(35,965)
Cash used in investing activities	**(137,513)**	(90,835)	**(383,889)**	(329,575)
FINANCING ACTIVITIES				
Issuance of shares	**350,595**	86	**450,755**	402,426
Share issuance costs	**(8,573)**	(124)	**(11,434)**	(5,523)
Increase in long-term debt	**40,000**	—	**270,813**	67
Repayment of long-term debt	**(270,800)**	—	**(270,809)**	(92)
Financing costs	**(26)**	(4)	**(1,555)**	(125)
Cash provided by financing activities	**111,196**	(42)	**437,770**	396,753
Increase in cash and cash equivalents for the period	**(17,133)**	(107,150)	**(68,373)**	(38,554)
Cash and cash equivalents, beginning of period	**36,138**	194,528	**87,378**	125,932
Cash and cash equivalents, end of period	**19,005**	87,378	**19,005**	87,378

ADDITIONAL INFORMATION				
Interest paid	**12,529**	12,554	**49,933**	43,863
Income taxes paid	**423**	306	**2,249**	1,289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

1. DESCRIPTION OF BUSINESS

Microcell Telecommunications Inc. ["Microcell"] was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through six wholly owned subsidiaries [collectively, the "Company"] which are: Microcell Capital II Inc., Microcell Connexions Inc., Microcell i5 Inc., Microcell Labs Inc., Microcell Solutions Inc., and Inukshuk Internet Inc. ["Inukshuk"].

The Company carries on its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Under its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. Finally, under its Wireless Internet business segment, the Company provides to its PCS customers new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. The building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. The Company's existing agreements with lenders impose certain limitations on the amount that it can invest in Inukshuk. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. The Company may lose its entire investment in Inukshuk.

The Company continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. As of December 31, 2001, the Company had cash and cash equivalents of $19,005,000, short-term investments and marketable securities of $159,524,000, and available financing of $270,800,000 in Senior Secured Revolving Credit Loans, for total availability of $449,329,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, the more significant of which are outlined below.

Use of estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

i. Consolidation
The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures in which the Company participates.

ii. Other
The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided. Airtime is recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within costs of products and services expenses.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value except for put and call options entered into to manage exposure to market fluctuations [the "Collars"] which are recorded at their intrinsic value.

Inventories

Inventories consist of handsets, Subscriber Identity Module ["SIM"] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network—Switches	10 years
PCS network—Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

Licenses

The PCS License includes certain development costs and all costs related to obtaining the PCS License. The PCS License is amortized on a straight-line basis over 25 years from the date of launch. No amortization has been recorded on the MCS Licenses acquired upon the acquisition of Inukshuk, since commercial operations have not yet been launched *[see note 4]*.

The annual licensing fees are charged to expense as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Derivative instruments

The Company is party to interest-rate swap contracts used to reduce its interest rate risks. The interest expense on these contracts is based on the agreements' fixed rates. The Company is also party to cross-currency swap contracts to hedge its foreign exchange exposure on the Senior Discount Notes due 2009 and to put and call options to hedge its foreign exchange exposure on the first two interest payments on the Senior Discount Note due 2006. Gains and losses on these contracts are unrecognized until realized, and are then charged to income on a basis that corresponds with changes in the related hedged item.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in *note 5*. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believe it is more likely than not that the assets will be realized.

Foreign currency

The Company's currency of measurement [functional currency] is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period.

As outlined in *note 6*, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants (CICA) recently issued section 1581: Business Combinations, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002. The CICA also issued section 3062,Goodwill and other intangibles. This new section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. Section 3062 is effective for 2002. The Company is currently assessing the new rules and the impact that adoption will have on its consolidated financial statements Similar requirements were also issued in the United States under Statement of Financial Accounting Standards [SFAS] No. 141 and SFAS 142.

In 2001, the CICA issued section 3870, "Stock-based Compensation," which will be effective for the Company in fiscal 2002. Under section 3870, stock-based awards granted to non-employees must be accounted for using the fair-value based method. The new standard also requires that Stock-appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock-appreciation rights that call for settlement in stock be accounted for either at fair value or in the same way as stock-appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of Section 3500 of the Canadian Institute of Chartered Accountants' Handbook "Earnings per Share." Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

In addition, the Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19 [including the effect of the rights issue as discussed in *note 6*]. For 1999, loss per share decreased by $0.47 [including the effect of the rights issue as discussed in *note 6*].

4. ACQUISITION OF INUKSHUK INTERNET INC.

On January 29, 2001, the Company acquired, for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada [the "MCS Licenses"] that will be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

The estimated cost of future income tax related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

5. SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued and paid

	Common Shares		Class A Non-Voting Shares		Class B Non-Voting Shares		Total
	Number	$	Number	$	Number	$	$
Balance as of December 31, 1998	33,020,071	88,340	—	—	19,878,060	224,814	313,154
Issued	—	—	69,427	435	10,965	146	581
Converted	(240,000)	(642)	(69,427)	(435)	309,427	1,077	—
Exercise of warrants	—	—	—	—	1,942,743	13,864	13,864
Balance as of December 31, 1999	32,780,071	87,698	—	—	22,141,195	239,901	327,599
Issued	—	—	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	—
Exercise of warrants	—	—	—	—	497,607	3,548	3,548
Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	—	—	60,496	191	174,696,663	439,130	439,921
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	—
Exercise of warrants	—	—	—	—	—	—	—
Balance as of December 31, 2001	**27,631,537**	**73,888**	**9,590,000**	**394,477**	**202,951,539**	**699,006**	**1,167,371**

In January 2001, Microcell made a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

In November 2001, Microcell issued rights, to all existing Common Shareholders, Class A Non-Voting Shareholders, Class B Non-Voting Shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placements, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for, at issuance, as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

5. SHARE CAPITAL [Cont'd]

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors, which was amended on March 9, 1998, May 7, 1999, March 9, 2000, March 8, 2001, August 10, 2001 and December 12, 2001 [the "Plan"]. The Plan authorizes the issuance of up to 5,900,000 Class B Non-Voting Shares (up to 2,750,000 Class B Non-Voting Shares before March 8, 2001). The Board of Directors has adopted a resolution to increase the number of shares that may be issued pursuant to the Plan to 19,000,000 Class B Non-Voting Shares (the December 12, 2001 amendment). This increase is subject to the approval of the shareholders.

The Plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 [the "Predecessor Plan"], but does not revoke options to purchase Class A Non-Voting Shares granted thereunder.

The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid.

Options granted under both plans expire on the seventh anniversary of the date of the grant. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. Certain options were granted with the guarantee that they will reach a certain value. If this value is not obtained, the Company will pay cash equal to the shortfall. The Company has a contingent liability under these options that may reach up to $6,217,000.

A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000 and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		**Options to purchase Class B Non-Voting Shares**	
	Number of options	**Weighted-average exercise price** [in dollars]	**Number of options**	**Weighted-average exercise price** [in dollars]
Balance as of December 31, 1999	261,615	6.42	1,475,345	13.93
Granted	—	—	623,220	40.70
Exercised	(102,501)	4.52	(104,543)	12.56
Forfeited	(8,607)	10.40	(149,222)	14.34
Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01
Granted	—	—	5,872,296	5.93
Exercised	(60,496)	3.19	—	—
Forfeited	(1,029)	10.40	(164,764)	25.34
Balance as of December 31, 2001	**88,982**	**10.40**	**7,552,332**	**9.68**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

6. LOSS PER SHARE

The rights issue *[see note 5]* completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
	$	$	$	$
		[Restated note 3]		[Restated note 3]
Net loss	108,395	136,922	498,485	268,427
Weighted-average number of shares outstanding	123,486	65,326	108,915	63,724
Shares issuable pursuant to exercise of initial warrants	297	291	297	291
Number of shares for basic loss per share calculation	123,783	65,617	109,212	64,015
Adjustment factor	—	1.5035	—	1.5035
Adjusted number of shares for basic loss per share calculation	123,783	98,655	109,212	96,247
Additional shares for diluted loss per share calculation	—	887	3,312	997
Adjusted number of shares for diluted loss per share calculation	123,783	99,542	112,524	97,244
Basic and diluted loss per share [dollars]	0.88	1.39	4.56	2.79

Basic and diluted losses per share are identical, as the effect of the dilutive securities is antidilutive.

7. RESTRUCTURING CHARGES

In 2001, the Company laid off 194 employees to adjust its work force to the requirements of its 2002-2003 operating plan. Following the completion of its financing *[see note 5]*, the Company also finalized the strategic reorganization of its activities in January 2002 and, as a result, laid off an additional 180 employees in its offices across Canada. The restructuring charges recorded in 2001 relate primarily to severance payments to the employees laid off in 2001.

8. SEGMENTED INFORMATION

Since 2000, the Company has managed its operations based on three strategic business segments: PCS, Wireless Internet, and Investments. The Company's first two reportable segments are business operations that offer different products to largely different market segments. The third segment consists of different projects or investments relating to the wireless or high-technology industry that primarily involve Microcell Capital II Inc. and Microcell Labs Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

8. SEGMENTED INFORMATION [Cont'd]

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users, which include individuals and businesses. It also offers third-party telecommunications providers (wholesale, which is not significant) access to the Company's PCS network. Through its Internet operations, the Company provides customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range.

The accounting policies for the segments and intersegment transactions are the same as described in the summary of significant accounting policies *[see note 2]*. All intersegment transactions are eliminated upon consolidation. The following tables present information about reported segment results and assets:

	Three months ended December 31, 2001				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	145,823	(1)	—	—	145,822
Revenues - intersegment	82	(204)	—	122	—
Cost of products and services	(72,749)	(1,274)	212	—	(73,811)
Cost of products and services - intersegment	—	(22)	(3)	25	—
Gross margin	**73,156**	**(1,501)**	**209**	**147**	**72,011**
Operating expenses	(57,447)	(1,230)	(2)	—	(58,679)
Operating expenses - intersegment	—	(70)	(10)	80	—
Operating income (loss) before the following	**15,709**	**(2,801)**	**197**	**227**	**13,332**
Depreciation and amortization	(48,176)	(584)	(206)	1,652	(47,314)
Restructuring charges	(3,582)	(1,633)	(11)	—	(5,226)
Interest income	875	1	11	—	887
Interest income - intersegment	678	—	—	(678)	—
Interest income (expense)	(56,145)	1	(1)	—	(56,145)
Interest expense - intersegment	—	—	(678)	678	—
Financing charges	(1,875)	—	—	—	(1,875)
Foreign exchange gain (loss)	(8,303)	(24)	(50)	—	(8,377)
Loss in value of investments and marketable securities and other asssets	(565)	—	(780)	—	(1,345)
Share of net loss in investees	—	—	(1,654)	—	(1,654)
Income tax benefit (provision)	(629)	(46)	(3)	—	(678)
Net loss	**(102,013)**	**(5,086)**	**(3,175)**	**1,879**	**(108,395)**
Balance sheet as of December 31, 2001					
Equity accounted investments	—	—	24,051	—	24,051
Total assets	1,099,359	262,636	44,710	(11,446)	1,395,259
Additions to capital assets	37,210	168	(54)	—	37,324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

8. SEGMENTED INFORMATION [Cont'd]

	Twelve months ended December 31, 2001				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	560,763	—	74	—	560,837
Revenues - intersegment	1,094	12,218	158	(13,470)	—
Cost of products and services	(326,650)	(8,727)	(1,376)	—	(336,753)
Cost of products and services - intersegment	(1,067)	(3,772)	(290)	5,129	—
Gross margin	**234,140**	**(281)**	**(1,434)**	**(8,341)**	**224,084**
Operating expenses	(225,823)	(7,486)	(578)	—	(233,887)
Operating expenses - intersegment	(150)	(335)	(533)	1,018	—
Operating income (loss) before the following	**8,167**	**(8,102)**	**(2,545)**	**(7,323)**	**(9,803)**
Depreciation and amortization	(177,001)	(2,097)	(544)	1,652	(177,990)
Restructuring charges	(3,582)	(1,633)	(11)	—	(5,226)
Interest income	6,386	22	145	—	6,553
Interest income - intersegment	2,450	—	—	(2,450)	—
Interest income (expense)	(215,840)	3	(51)	—	(215,888)
Interest expense - intersegment	—	—	(2,450)	2,450	—
Financing charges	(8,349)	—	—	—	(8,349)
Foreign exchange gain (loss)	(54,495)	(100)	3,466	—	(51,129)
Loss in value of investments and marketable securities and other assets	(565)	—	(32,528)	—	(33,093)
Share of net loss in investees	—	—	(5,282)	—	(5,282)
Income tax benefit (provision)	(2,140)	(92)	3,954	—	1,722
Net loss	**(444,969)**	**(11,999)**	**(35,846)**	**(5,671)**	**(498,485)**
Balance sheet as of December 31, 2001					
Equity accounted investments	—	—	24,051	—	24,051
Total assets	1,099,359	262,636	44,710	(11,446)	1,395,259
Additions to capital assets	283,610	131,301	(8)	(7,508)	407,395

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

8. SEGMENTED INFORMATION [Cont'd]

	Three months ended December 31, 2000 [Restated, see note 3]				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenue	122,906	—	173	—	123,079
Revenue—intersegment	518	9,348	—	(9,866)	—
Cost of products and services	(92,244)	(180)	(599)	—	(93,023)
Cost of products and services—intersegment	—	(3,748)	(430)	4,178	—
Gross margin	**31,180**	**5,420**	**(856)**	**(5,688)**	**30,056**
Operating expenses	(71,481)	(1,603)	(203)	—	(73,287)
Operating expenses—intersegment	—	(76)	72	4	—
Operating income (loss) before the following	**(40,301)**	**3,741**	**(987)**	**(5,684)**	**(43,231)**
Depreciation and amortization	(37,300)	—	(181)	—	(37,481)
Interest income (expense)	4,516	—	(2)	—	4,514
Interest income—intersegment	502	—	—	(502)	—
Interest expense	(49,057)	—	—	—	(49,057)
Interest expense—intersegment	—	(89)	(413)	502	—
Financing charges	(2,207)	—	—	—	(2,207)
Foreign exchange gain (loss)	783	1	1,898	—	2,682
Net loss on disposal of investments	—	—	(455)	—	(455)
Loss in value of investments and marketable securities	—	—	(35,754)	—	(35,754)
Share of net income in investees	—	—	16,102	—	16,102
Income tax benefit (provision)	(322)	(22)	8,309	—	7,965
Net income (loss)	**(123,386)**	**3,631**	**(11,483)**	**(5,684)**	**(136,922)**
Balance sheet as of December 31, 2000					
Equity accounted investments	—	—	30,726	—	30,726
Total assets	1,083,959	39,966	90,892	(5,591)	1,209,226
Additions to capital assets	97,194	8,229	1,647	(5,591)	101,479

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

December 31, 2001

8. SEGMENTED INFORMATION [Cont'd]

	Twelve months ended December 31, 2000 [Restated, see note 3]				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenue	428,640	—	173	—	428,813
Revenue—intersegment	1,887	9,348	—	(11,235)	—
Cost of products and services	(304,533)	(171)	(1,687)	—	(306,391)
Cost of products and services—intersegment	—	(3,757)	(442)	4,199	—
Gross margin	**125,994**	**5,420**	**(1,956)**	**(7,036)**	**122,422**
Operating expenses	(231,729)	(2,820)	(205)	—	(234,754)
Operating expenses—intersegment	—	(128)	(1,244)	1,372	—
Operating income (loss) before the following	**(105,735)**	**2,472**	**(3,405)**	**(5,664)**	**(112,332)**
Depreciation and amortization	(130,988)	—	(316)	—	(131,304)
Interest income (expense)	20,343	—	(2)	—	20,341
Interest income—intersegment	1,432	—	—	(1,432)	—
Interest expense	(185,471)	—	—	—	(185,471)
Interest expense—intersegment	—	(89)	(1,343)	1,432	—
Financing charges	(8,742)	—	—	—	(8,742)
Foreign exchange gain (loss)	(28,015)	(1)	3,378	—	(24,638)
Net gain on disposal of investments	—	—	285,967	—	285,967
Loss in value of investments and marketable securities	—	—	(248,336)	—	(248,336)
Share of net income in investees	—	—	20,573	—	20,573
Income tax benefit (provision)	(1,402)	(45)	116,962	—	115,515
Net income (loss)	**(438,578)**	**2,337**	**173,478**	**(5,664)**	**(268,427)**
Balance sheet as of December 31, 2000					
Equity accounted investments	—	—	30,726	—	30,726
Total assets	1,083,959	39,966	90,892	(5,591)	1,209,226
Additions to capital assets	263,170	17,847	1,765	(5,591)	277,191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

December 31, 2001

9. U.S. GAAP RECONCILIATION

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates have been legislated. Under Canadian GAAP, the estimated future income liabilities related to the MCS Licenses acquired during the year, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under US GAAP. During the year, the change in rates were legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under US GAAP.

10. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

Consolidated Financial Statements

Microcell Telecommunications Inc.

December 31, 2001 and 2000

AUDITORS' REPORT

To the Shareholders of
Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of **Microcell Telecommunications Inc.** as at December 31, 2001 and 2000, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

The Company has changed its method of accounting for foreign exchange gains and losses and earnings per share as described in note 3.

Ernst & Young LLP

Chartered Accountants

Montréal, Canada,
February 1, 2002.

ERNST & YOUNG

CONSOLIDATED BALANCE SHEETS

As at December 31
[In thousands of Canadian dollars]

	2001 $	2000 $ [Restated note 3]
ASSETS *[note 10]*		
Current assets		
Cash and cash equivalents	**19,005**	87,378
Short-term investments and marketable securities *[note 4]*	**159,524**	75,957
Short-term investments – restricted *[note 16]*	**—**	120,710
Receivables *[note 5]*	**85,973**	68,684
Receivables from related companies	**489**	—
Inventories	**19,897**	37,442
Other current assets	**40,604**	47,551
Total current assets	**325,492**	437,722
Capital assets *[note 6]*	**987,447**	662,411
Long-term investments *[note 7]*	**34,983**	78,958
Deferred charges and other *[note 8]*	**47,337**	30,135
	1,395,259	1,209,226
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	**445**	2,575
Other *[note 9]*	**106,334**	156,788
Deferred revenues	**38,115**	32,136
Current portion of long-term debt *[note 10]*	**16,523**	—
Total current liabilities	**161,417**	191,499
Long-term debt *[note 10]*	**1,887,048**	1,680,699
Deferred tax liabilities *[note 15]*	**73,519**	4,589
	2,121,984	1,876,787
Shareholders' deficiency		
Share capital *[note 11]*	**1,167,371**	728,050
Warrants *[note 11]*	**2,077**	2,077
Deficit	**(1,896,173)**	(1,397,688)
	(726,725)	(667,561)
	1,395,259	1,209,226

Commitments *[notes 7, 16 and 20]*

See accompanying notes.

On behalf of the Board:

Director, President and Chief Executive Officer

Chief Financial Officer and Treasurer

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31
[In thousands of Canadian dollars, except for per-share data]

	2001 $	2000 $ [Restated *note 3*]	1999 $ [Restated *note 3*]
Revenues			
Services	**514,852**	377,929	231,678
Equipment sales	**45,985**	50,884	39,711
	560,837	428,813	271,389
Costs and expenses *[note 13]*			
Cost of products and services	**336,753**	306,391	239,391
Selling and marketing	**134,985**	141,876	119,175
General and administrative	**98,902**	92,878	75,805
Depreciation and amortization	**177,990**	131,304	107,444
	748,630	672,449	541,815
Operating loss before restructuring charges	**187,793**	243,636	270,426
Restructuring charges *[note 14]*	**5,226**	—	—
Operating loss	**193,019**	243,636	270,426
Interest income	**(6,553)**	(20,341)	(8,615)
Interest expense	**215,888**	185,471	147,503
Financing charges	**8,349**	8,742	7,575
Foreign exchange loss (gain)	**51,129**	24,638	(31,845)
Net gain on disposal of investments *[note 7]*	**—**	(285,967)	—
Loss in value of investments, marketable securities and other assets *[note 7]*	**33,093**	248,336	—
Share of net loss (net income) in investees *[note 7]*	**5,282**	(20,573)	8,269
Loss before income taxes	**500,207**	383,942	393,313
Income tax provision (benefit) *[note 15]*	**(1,722)**	(115,515)	324
Net loss	**498,485**	268,427	393,637
Deficit, beginning of year	**1,397,688**	1,129,261	699,331
Cumulative effect of a change in an accounting policy *[note 3]*	**—**	—	36,293
Deficit, end of year	**1,896,173**	1,397,688	1,129,261
Basic and diluted loss per share *[note 12]*	**4.56**	2.79	4.78

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[In thousands of Canadian dollars]

	2001 $	2000 $ [Restated note 3]	1999 $ [Restated note 3]
OPERATING ACTIVITIES			
Net loss	**(498,485)**	(268,427)	(393,637)
Adjustments to reconcile net loss to cash used in operating activities			
Depreciation and amortization	**177,990**	131,304	107,444
Accreted interest on long-term debt	**158,194**	142,812	114,761
Financing charges	**7,674**	7,341	6,075
Foreign exchange loss (gain)	**50,281**	25,449	(32,010)
Deferred income taxes	**(3,966)**	(116,968)	—
Net gain on disposal of investments	**—**	(285,967)	—
Loss in value of investments, marketable securities and other assets	**33,079**	248,336	—
Share of net loss (net income) in investees	**5,282**	(20,573)	8,269
	(69,951)	(136,693)	(189,098)
Changes in operating assets and liabilities			
Increase in trade receivables	**(27,234)**	(15,560)	(12,895)
Decrease (increase) in interest receivable	**2,771**	(1,067)	(2,380)
Decrease (increase) in taxes receivable	**6,005**	(1,970)	1,074
Increase in receivables from related companies	**(489)**	—	—
Decrease (increase) in inventories	**17,545**	(11,868)	(1,570)
Decrease (increase) in other current assets	**4,409**	(9,185)	(13,911)
Increase (decrease) in accounts payable and accrued liabilities	**(61,289)**	52,837	(18,298)
Increase (decrease) in deferred revenues	**5,979**	17,774	6,760
	(52,303)	30,961	(41,220)
Cash used in operating activities	**(122,254)**	(105,732)	(230,318)
INVESTING ACTIVITIES			
Reduction of (additions to) short-term investments	**(157,985)**	23,919	(22,837)
Reduction of (additions to) short-term investments – restricted	**120,710**	(120,710)	—
Proceeds from sale of marketable securities	**72,804**	87,128	—
Additions to capital assets	**(407,395)**	(277,191)	(133,572)
Additions to license and deferred charges	**(9,488)**	(6,756)	(97)
Additions to long-term investments	**(2,535)**	(35,965)	(20,188)
Cash used in investing activities	**(383,889)**	(329,575)	(176,694)
FINANCING ACTIVITIES			
Issuance of shares	**450,755**	402,426	581
Share issuance costs	**(11,434)**	(5,523)	—
Increase in long-term debt	**270,813**	67	505,507
Repayment of long-term debt	**(270,809)**	(92)	(50,490)
Financing costs	**(1,555)**	(125)	(5,546)
Cash provided by financing activities	**437,770**	396,753	450,052
Decrease in cash and cash equivalents for the year	**(68,373)**	(38,554)	43,040
Cash and cash equivalents, beginning of year	**87,378**	125,932	82,892
Cash and cash equivalents, end of year	**19,005**	87,378	125,932
ADDITIONAL INFORMATION			
Interest paid	**49,933**	43,863	36,655
Income taxes paid	**2,249**	1,289	1,013

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

1. DESCRIPTION OF BUSINESS

Microcell Telecommunications Inc. ["Microcell"] was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through six wholly owned subsidiaries [collectively, the "Company"] which are: Microcell Capital II Inc., Microcell Connexions Inc., Microcell i5 Inc., Microcell Labs Inc., Microcell Solutions Inc., and Inukshuk Internet Inc. ["Inukshuk"].

The Company carries on its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Under its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. Finally, under its Wireless Internet business segment, the Company provides to its PCS customers new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. The building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. The Company's existing agreements with lenders impose certain limitations on the amount that it can invest in Inukshuk. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. The Company may lose its entire investment in Inukshuk.

The Company continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. As of December 31, 2001, the Company had cash and cash equivalents of $19,005,000, short-term investments and marketable securities of $159,524,000, and available financing of $270,800,000 in Senior Secured Revolving Credit Loans, for total availability of $449,329,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States and to the accounting principles and practices required by the United States Securities and Exchange Commission ["SEC"] is shown in *note 19*.

Use of estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

i. Consolidation
The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures in which the Company participates.

ii. Other
The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided. Airtime is recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within costs of products and services expenses.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value except for put and call options entered into to manage exposure to market fluctuations [the "Collars"] which are recorded at their intrinsic value.

Inventories

Inventories consist of handsets, Subscriber Identity Module ["SIM"] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network—Switches	10 years
PCS network—Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Licenses

The PCS License includes certain development costs and all costs related to obtaining the PCS License. The PCS License is amortized on a straight-line basis over 25 years from the date of launch. No amortization has been recorded on the MCS Licenses acquired upon the acquisition of Inukshuk, since commercial operations have not yet been launched *[see note 6]*.

The annual licensing fees are charged to expense as incurred.

Derivative instruments

The Company is party to interest-rate swap contracts used to reduce its interest rate risks. The interest expense on these contracts is based on the agreements' fixed rates. The Company is also party to cross-currency swap contracts to hedge its foreign exchange exposure on the Senior Discount Notes due 2009 and to put and call options to hedge its foreign exchange exposure on the first two interest payments on the Senior Discount Note due 2006. Gains and losses on these contracts are unrecognized until realized, and are then charged to income on a basis that corresponds with changes in the related hedged item.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in *note 11*. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Foreign currency

The Company's currency of measurement [functional currency] is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period.

As outlined in *note 12*, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, *Business Combinations*, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002. The CICA also issued Section 3062, *Goodwill and Other Intangible Assets*. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. Section 3062 is effective for 2002. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 [SFAS] and SFAS 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

In 2001, the CICA issued Section 3870, *Stock-based Compensation and Other Stock-based Payments*, which will be effective for the Company in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of Section 3500, *Earnings per Share*, of the Canadian Institute of Chartered Accountants' Handbook. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

In addition, the Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19 [including the effect of the rights issue as discussed in *note 12*]. For 1999, loss per share decreased by $0.47 [including the effect of the rights issue as discussed in *note 12*].

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

4. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

	2001 $	2000 $
Short-term investments	**158,443**	458
Marketable securities	**1,081**	75,499
	159,524	75,957

Also included in marketable securities as of December 31, 2000 are Collars entered into by the Company to manage the risk associated with fluctuations in the market value of 911,767 shares of InfoSpace, Inc. ["InfoSpace"]. The ceiling price of the Collars corresponded to 155% of the market value of the underlying shares at the agreement dates [call options [the "Call"] to the counterparty], and the floor price was equal to 80% of the market value of the underlying shares at the agreement dates [put options [the "Put"] to the Company]. The weighted-average market value, at the agreement dates, of the InfoSpace shares under the Collars was US$63.40. The Company was thus exposed to market value fluctuations on the underlying shares when their market value was approximately in the range of US$50.72 to US$98.27.

The Collars were entered into with a large financial institution [the "Counterparty"]. The Call options were collateralized by all of the shares covered by the Collars. An asset or liability was recorded by the Company to recognize the intrinsic value of the Collars if the fair market value of the InfoSpace shares was below the floor price or above the ceiling price. As of December 31, 2000, marketable securities included $57,338,000 relating to Put options. The fair value of the Collars was $55,970,710 and represented the amount the Company could receive from the Counterparty to terminate the agreements.

During 2001, pursuant to the Put, 911,767 InfoSpace shares were sold, and the Company reduced the value of the outstanding shares to their net estimated realizable value. Accordingly, non-cash charges of $5.1 million were recorded in 2001 [$225.7 million in 2000 and nil in 1999 *[see note 7]*].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

5. RECEIVABLES

	2001 $	2000 $
Trade receivables	**95,587**	62,907
Allowance for doubtful accounts	**(10,717)**	(4,116)
Interest receivable	**892**	3,663
Taxes receivable	**211**	6,230
	85,973	68,684

6. CAPITAL ASSETS

	2001		2000	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
PCS network				
Switches	**474,994**	**124,984**	367,321	81,124
Base stations	**572,820**	**302,989**	465,087	206,488
Computer hardware and software	**26,444**	**18,609**	22,498	14,387
Application hardware and software	**163,520**	**54,015**	113,820	31,628
Office furniture and equipment	**31,250**	**18,338**	27,285	13,414
Leasehold improvements	**24,055**	**10,100**	20,654	7,213
MCS Licenses	**223,399**	**—**	—	—
	1,516,482	**529,035**	1,016,665	354,254
Accumulated depreciation	**(529,035)**		(354,254)	
Net carrying value	**987,447**		662,411	

The PCS network includes both PCS network construction in progress, amounting to $10,867,000 in 2001 [$23,257,000 in 2000], and PCS network in service.

Acquisition of Inukshuk

On January 29, 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada [the "MCS Licenses"] that will be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

6. CAPITAL ASSETS [Cont'd]

The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses.

7. LONG-TERM INVESTMENTS

	2001 $	2000 $
Long-term investments, at equity	**24,051**	30,726
Long-term investments, at cost	**10,932**	28,232
Deposit on investment	—	20,000
	34,983	78,958

The Company, through Microcell Capital II Inc., has long-term investments accounted for at equity and at cost. Microcell Capital II Inc. has committed to invest US$10,000,000 in Argo II—The Wireless Internet Fund Limited Partnership, in the form of a subscription for units, of which US$4,500,000 [C$6,736,000] has already been paid as of December 31, 2001 [US$3,500,000 [C$5,199,000] as of December 31, 2000].

During 2000, the Company sold its equity investment in saraide.com inc. ["Saraide"] to InfoSpace and received in exchange 2,281,326 InfoSpace shares [stock-split adjusted] and an interest of 4.3% in the new company created by InfoSpace following this transaction ["Saraide, Inc.", recorded for at-cost by the Company]. The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of US$61.19, resulting in a loss on disposal of $6.8 million.

In light of management estimates and based on the decline in market conditions for high-technology companies during 2000 and 2001, the Company reduced the value of certain investments to their net estimated realizable value. Accordingly, non-cash charges of $26.1 million were recorded in 2001 [$22.6 million in 2000 and nil in 1999]. In addition, the Company recorded its share of net income (net loss) in its equity investments, resulting in a net loss of $5.3 million in 2001 and net income of $20.6 million in 2000 [nil in 1999].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

8. DEFERRED CHARGES AND OTHER

	2001 $	**2000** $ [Restated *note 3*]
Derivative instruments	**25,029**	5,351
Deferred financing costs	**8,300**	14,419
Licenses	**3,962**	3,996
Other	**10,046**	6,369
	47,337	30,135

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001 $	**2000** $
Accounts payable – trade	**29,993**	69,930
Accounts payable – capital assets	**11,264**	50,578
Wages and benefits	**26,919**	19,640
Provisions and others	**38,158**	16,640
	106,334	156,788

10. LONG-TERM DEBT

	2001 $	**2000** $
Senior Secured Loans	**504,403**	486,818
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	**665,747**	537,240
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	**385,383**	345,838
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	**321,364**	269,260
Other	**26,674**	41,543
	1,903,571	1,680,699
Less current portion	**(16,523)**	—
	1,887,048	1,680,699

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

10. LONG-TERM DEBT [Cont'd]

The minimum payments of long-term debt for the next five years are as follows: $16,523,000 in 2002; $52,090,000 in 2003; $66,575,000 in 2004; $79,325,000 in 2005; and $955,638,000 in 2006.

Senior Secured Loans

The Senior Secured Loans, in the aggregate amount of $750,000,000, are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

i. Senior Secured Revolving Credit Loans

Revolving Credit Loans of up to $270,800,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Credit Loans is payable on a quarterly basis. At December 31, 2001 and 2000, no amount was drawn.

ii. Senior Secured Term Loans

Tranche A

Term Loan of $151,200,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates [4.83% to 5.93%].

Tranche B

Term Loan of US$50,923,411 [C$81,110,809], bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006.

Tranche C

Term Loan of $18,800,000 bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

10. LONG-TERM DEBT [Cont'd]

Tranche D

Term Loan of $34,200,000, bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005.

Tranche E

Term Loan of US$137,551,000 [C$219,092,160], bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

As of December 31, 2001 and 2000, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Reimbursements of Tranches A, B, C, D and E up to 2006 are as follows:

	Tranches				
	A	B	C	D	E
	% of principal amount	Equivalent to C$	% of principal amount	% of principal amount	Equivalent to C$
2002	7.5%	563	7.5%	5.0%	1,500
2003	25.0%	750	25.0%	20.0%	2,000
2004	30.0%	750	30.0%	37.5%	2,000
2005	37.5%	750	37.5%	37.5%	2,000
2006	—	Balance outstanding	—	—	Balance outstanding

The interest rate on the Senior Secured Revolving Credit Loans and Senior Secured Term Loans may be reduced if certain leverage ratios are met. The Senior Secured Loans are collateralized by debentures of $1,000,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

10. LONG-TERM DEBT [Cont'd]

As of December 31, 2001 and 2000, the interest and foreign exchange rates were as follows:

	2001 %	2000 %
Prime rate	**4.00**	7.50
Bankers' Acceptance rate	**2.07**	5.72
U.S. base rate	**4.75**	9.50
U.S. LIBOR rate	**1.88**	6.40
Eurocanadian rate	**2.10**	5.72
Closing exchange rate in U.S. dollars per C$1.00	**0.6278**	0.6669

Series B Senior Discount Notes due 2006

The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 [US$200,000,081].

The Company entered into a put and call option agreement to manage its exposure to foreign exchange rate fluctuations on the first two interest payments of the Senior Discount Notes due 2006. The terms and duration of the agreement correspond to those of the first two interest payments of the Senior Discount Notes due 2006.

Series A and Series B Senior Discount Notes due 2007

The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000.

Series B Senior Discount Notes due 2009

The unsecured Senior Discount Notes due 2009 consist of US$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 [US$150,473,700].

The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponds to that of the Senior Discount Notes due 2009. The cross-currency swap agreement is secured by the debentures issued to secure the Senior Secured Loans.

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

10. LONG-TERM DEBT [Cont'd]

Interest and redemption rights

The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, and will begin to accrue on October 15, 2002 for the Senior Discount Notes due in 2007, and on June 1, 2004 for the Senior Discount Notes due in 2009.

On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices [expressed as percentages of principal amounts at maturity] plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due	**2006**	**2007**	**2009**
Redemption Starting Date	**December 1**	**October 15**	**June 1**
	%	%	%
2001	107.000	—	—
2002	104.667	105.562	—
2003	102.333	102.781	—
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	—	100.000	105.000
2008 and 2009	—	—	100.000

Covenants

Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels. As of December 31, 2001 and 2000, the Company was in compliance with these covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

11. SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued and paid

	Common Shares		Class A Non-Voting Shares		Class B Non-Voting Shares		Total
	Number	$	Number	$	Number	$	$
Balance as of December 31, 1998	33,020,071	88,340	—	—	19,878,060	224,814	313,154
Issued	—	—	69,427	435	10,965	146	581
Converted	(240,000)	(642)	(69,427)	(435)	309,427	1,077	—
Exercise of warrants	—	—	—	—	1,942,743	13,864	13,864
Balance as of December 31, 1999	32,780,071	87,698	—	—	22,141,195	239,901	327,599
Issued	—	—	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	—
Exercise of warrants	—	—	—	—	497,607	3,548	3,548
Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	—	—	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	—
Exercise of warrants	—	—	—	—	—	—	—
Balance as of December 31, 2001	**27,631,537**	**73,888**	**9,590,000**	**394,477**	**202,951,539**	**699,006**	**1,167,371**

In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

11. SHARE CAPITAL [Cont'd]

In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non-Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

Employee stock purchase plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year [up to 5% of the participant's salary]. Microcell's contribution is executed only if, on the measurement date [which, for each year, is June 30 of the following year], the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares [250,000 Class B Non-Voting Shares have been reserved for issuance] or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2001, 4,886 of the reserved shares [nil in 2000] were issued under this stock purchase plan.

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors, which was amended on March 9, 1998, May 7, 1999, March 9, 2000, March 8, 2001, August 10, 2001 and December 12, 2001 [the "Plan"]. The Plan authorizes the issuance of up to 5,900,000 Class B Non-Voting Shares [up to 2,750,000 Class B Non-Voting Shares before March 8, 2001]. The Board of Directors has adopted a resolution to increase the number of shares that may be issued pursuant to the Plan to 19,000,000 Class B Non-Voting Shares [the December 12, 2001 amendment]. This increase is subject to the approval of the shareholders.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

11. SHARE CAPITAL [Cont'd]

The Plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 [the "Predecessor Plan"], but does not revoke options to purchase Class A Non-Voting Shares granted thereunder.

The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid.

Options granted under both plans expire on the seventh anniversary of the date of the grant. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. Certain options were granted with the guarantee that they will reach a certain value. If this value is not obtained, the Company will pay cash equal to the shortfall. The Company has a contingent liability under these options that may reach up to $6,217,000.

A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		Options to purchase Class B Non-Voting Shares	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
		[in dollars]		[in dollars]
Balance as of December 31, 1999	261,615	6.42	1,475,345	13.93
Granted	—	—	623,220	40.70
Exercised	(102,501)	4.52	(104,543)	12.56
Forfeited	(8,607)	10.40	(149,222)	14.34
Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01
Granted	—	—	5,872,296	5.93
Exercised	(60,496)	3.19	—	—
Forfeited	(1,029)	10.40	(164,764)	25.34
Balance as of December 31, 2001	**88,982**	**10.40**	**7,552,332**	**9.68**

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

11. SHARE CAPITAL [Cont'd]

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding as of December 31, 2001	Weighted-average remaining life	Weighted-average exercise price	Number exercisable as of December 31, 2001	Weighted-average exercise price
			[in dollars]		[in dollars]
Class A Non-Voting Shares [in dollars]					
$10.00 to 11.00	**88,892**	1.8 years	10.40	**88,155**	10.40
Class B Non-Voting Shares [in dollars]					
$2.00 to 4.00	**4,231,403**	6.9 years	3.01	—	—
$11.00 to 13.00	**1,608,261**	6.2 years	11.54	**78,214**	11.65
$13.01 to 16.00	**1,009,368**	3.7 years	13.90	**479,528**	13.87
$28.00 to 39.00	**275,275**	6.0 years	33.97	**1,250**	36.50
$40.00 to 49.00	**428,025**	5.6 years	43.05	**10,763**	43.32
$2.00 to $49.00	**7,552,332**	6.2 years	9.68	**569,755**	14.17

Warrants

	2001 $	**2000** $
135,700 initial warrants [135,700 in 2000]	**2,163**	2,163
Issue costs	**(86)**	(86)
	2,077	2,077

The warrants issued as part of the Units described in *note 10* expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of US$0.01 per share [after the adjustment following the issuance of rights to purchase Class B Non-Voting Shares on November 26, 2001]. During the year, no warrants were exercised [231,820 warrants were exercised in 2000 and resulted in the net issuance of 497,607 Class B Non-Voting Shares].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

12. LOSS PER SHARE

The rights issue *[see note 11]* completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	2001 $	**2000** $ [Restated *note 3*]	**1999** $ [Restated *note 3*]
Net loss	**498,485**	268,427	393,637
Weighted-average number of shares outstanding	**108,915**	63,724	53,955
Shares issuable pursuant to exercise of initial warrants	**297**	291	789
Number of shares for basic loss per share calculation	**109,212**	64,015	54,744
Adjustment factor	—	1.5035	1.5035
Adjusted number of shares for basic loss per share calculation	**109,212**	96,247	82,308
Additional shares for diluted loss per share calculation	**3,312**	997	553
Adjusted number of shares for diluted loss per share calculation	**112,524**	97,244	82,861
Basic and diluted loss per share [dollars]	**4.56**	2.79	4.78

Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

13. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies, which are measured at their exchange amount. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2001 $	2000 $	1999 $
Costs capitalized to capital assets and deferred charges	**5,165**	5,122	1,860
Cost of products and services	**6,965**	4,117	3,606
General and administrative services	**562**	507	584
Selling and marketing	**225**	—	—
Equipment sales and service revenues	**5,470**	1,940	—
Equipment purchase	**192**	—	—
Net gain on asset disposal	—	860	—
Interest revenue	—	89	—

14. RESTRUCTURING CHARGES

In 2001, the Company laid off 194 employees to adjust its work force to the requirements of its 2002-2003 operating plan. Following the completion of its financing *[see note 11]*, the Company also finalized the strategic reorganization of its activities in January 2002 and, as a result, laid off an additional 180 employees in its offices across Canada. The restructuring charges recorded in 2001 relate primarily to severance payments to the employees laid off in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

15. INCOME TAXES

Significant components of the income tax provision (benefit) consist of the following:

	2001 $	2000 $ [Restated *note 3*]	1999 $ [Restated *note 3*]
Current income tax expense before the following:	**40,101**	6,676	21,901
Tax benefit of previously unrecognized losses and temporary differences	**(37,857)**	(5,223)	(21,577)
Current income tax expense	**2,244**	1,453	324
Deferred income tax recovery related to reversal of temporary differences	**(3,966)**	—	—
Deferred income tax recovery of previously unrealized losses and temporary differences	—	(116,968)	—
Income tax provision (benefit)	**(1,722)**	(115,515)	324

The reconciliation of income tax computed at the statutory tax rates to the income tax provision (benefit) is as follows:

	2001 $	2000 $ [Restated *note 3*]	1999 $ [Restated *note 3*]
Income tax benefit based on the combined statutory income tax rate of 33% [37.5% in 2000 and 41.6% in 1999]	**(165,068)**	(143,978)	(163,618)
Tax effect of acquired assets	—	(71,384)	—
Non-taxable portion of capital items	**14,596**	(28,926)	(6,624)
Unrecognized tax benefits of losses and temporary differences	**187,376**	130,744	193,590
Tax benefit of previously unrecognized losses and temporary differences	**(37,857)**	(5,223)	(21,577)
Large corporations tax	**2,244**	1,453	324
Other	**(3,013)**	1,799	(1,771)
Income tax provision (benefit)	**(1,722)**	(115,515)	324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

15. INCOME TAXES [Cont'd]

As of December 31, 2001, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2002, $26,200,000; 2003, $98,000,000; 2004, $236,600,000; 2005, $288,900,000; 2006, $57,900,000; 2007, $260,000,000; 2008, $293,900,000. In addition, the Company had approximately $623,324,000 of deductible temporary differences.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

	2001 $	**2000** $ [Restated *note 3*]	**1999** $ [Restated *note 3*]
Deferred income tax liabilities:			
Accounting values of capital assets in excess of tax values	**84,347**	9,530	—
Accounting values of marketable securities and investments in excess of tax values	**—**	20,599	—
Deferred charges and other	**4,646**	3,223	3,328
Total deferred income tax liabilities	**88,993**	33,352	3,328
Deferred income tax assets:			
Tax values of marketable securities and investments in excess of accounting values	**952**	—	—
Operating losses carried forward	**416,288**	411,300	342,167
Tax values of capital assets in excess of accounting values	**147,507**	112,711	93,023
Provisions and other temporary differences	**71,975**	52,443	32,598
Total deferred income tax assets	**636,722**	576,454	467,788
Valuation allowance	**(621,248)**	(547,691)	(464,460)
Net deferred income tax assets	**15,474**	28,763	3,328
Net deferred income tax liabilities	**73,519**	4,589	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

16. COMMITMENTS

In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

	$
2002	28,848
2003	25,543
2004	22,830
2005	19,517
2006	13,785
Subsequent to 2006	43,570
	154,093

Rental expenses for the twelve months ended December 31, 2001 amounted to $29,540,000 [$23,258,000 for 2000 and $19,151,000 for 1999].

By letter dated March 29, 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. The principal PCS License conditions require Microcell to substantially meet the five-year deployment plan contained in its detailed application, to offer a reasonable level of service in all regions of Canada and to substantially honor the research and development commitments made in the detailed application. The conditions attached to the renewed term of the PCS License remained unchanged from the conditions associated with the initial term of the PCS License. Industry Canada has, however, indicated that it intends to engage in a public consultation on PCS and cellular providers' license terms and conditions, including matters of license fees, license term and the transferability and divisibility of licenses. Industry Canada anticipates that, at the end of the public consultation, it will give effect to its conclusions by making suitable amendments to the PCS License conditions and fee structure, if that is the determined course of action.

As of December 31, 2001, the Company had outstanding letters of guarantee for an aggregate amount of $1,175,000 [$113,564,000 as of December 31, 2000]. As of December 31, 2000, $112,700,000 was issued to support the Company's participation in Industry Canada's auction of additional PCS spectrum in the 2 GHz frequency range. The letters of guarantee were collateralized by $120,710,000 in short-term investments. The auction started in January 2001 and on January 18, 2001, the Company decided to withdraw from the auctioning process. On January 25, 2001, the letters of guarantee issued with respect to the auction were cancelled and the related collateral was released.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

17. FINANCIAL INSTRUMENTS

Credit risk

The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limits the concentration of credit risk by dealing with several highly rated financial institutions.

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

The fair value of the Senior Secured Revolving Credit Loans and the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market.

The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

17. FINANCIAL INSTRUMENTS

Fair values of the Company's financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:

	2001		2000	
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Senior Discount Notes	**1,372,494**	**1,022,034**	1,152,338	1,164,426
Derivative instruments	**26,986**	**27,792**	62,689	65,459

The fair value of cross-currency swaps, interest rate swaps and options generally reflects the estimated amounts that the Company would receive from settlements of favorable contracts or that it would pay to cancel unfavorable contracts at the balance sheet date. The notional amount of the cross-currency swaps totals $396,900,000.

18. SEGMENTED INFORMATION

Since 2000, the Company has managed its operations based on three strategic business segments: PCS, Wireless Internet, and Investments. The Company's first two reportable segments are business operations that offer different products to largely different market segments. The third segment consists of different projects or investments relating to the wireless or high-technology industry that primarily involve Microcell Capital II Inc. and Microcell Labs Inc.

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users, which include individuals and businesses. It also offers third-party telecommunications providers [wholesale, which is not significant] access to the Company's PCS network. Through its Internet operations, the Company provides customers with new mobile Internet services and plans to build a high-speed

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

18. SEGMENTED INFORMATION [Cont'd]

Internet Protocol-based data network using MCS technology in the 2500 MHz range. The accounting policies for the segments and intersegment transactions are the same as described in the summary of significant accounting policies *[see note 2]*. All intersegment transactions are eliminated upon consolidation. The following tables present information about reported segment results and assets:

	Year ended December 31, 2001				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenue	560,763	—	74	—	560,837
Revenue — intersegment	1,094	12,218	158	(13,470)	—
Cost of products and services	(326,650)	(8,727)	(1,376)	—	(336,753)
Cost of products and services — intersegment	(1,067)	(3,772)	(290)	5,129	—
Gross margin	**234,140**	**(281)**	**(1,434)**	**(8,341)**	**224,084**
Operating expenses	(225,823)	(7,486)	(578)	—	(233,887)
Operating expenses — intersegment	(150)	(335)	(533)	1,018	—
Operating income (loss) before the following	**8,167**	**(8,102)**	**(2,545)**	**(7,323)**	**(9,803)**
Depreciation and amortization	(177,001)	(2,097)	(544)	1,652	(177,990)
Restructuring charges	(3,582)	(1,633)	(11)	—	(5,226)
Interest income	6,386	22	145	—	6,553
Interest income — intersegment	2,450	—	—	(2,450)	—
Interest income (expense)	(215,840)	3	(51)	—	(215,888)
Interest expense — intersegment	—	—	(2,450)	2,450	—
Financing charges	(8,349)	—	—	—	(8,349)
Foreign exchange gain (loss)	(54,495)	(100)	3,466	—	(51,129)
Loss in value of investments, marketable securities and other assets	(565)	—	(32,528)	—	(33,093)
Share of net loss in investees	—	—	(5,282)	—	(5,282)
Income tax benefit (provision)	(2,140)	(92)	3,954	—	1,722
Net loss	**(444,969)**	**(11,999)**	**(35,846)**	**(5,671)**	**(498,485)**
Balance sheet as of December 31, 2001					
Equity accounted investments	—	—	24,051	—	24,051
Total assets	1,099,359	262,636	44,710	(11,446)	1,395,259
Additions to capital assets	283,610	131,301	(8)	(7,508)	407,395

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

18. SEGMENTED INFORMATION [Cont'd]

	Year ended December 31, 2000 [Restated, *see note 3*]				
	PCS	**Wireless Internet**	**Investments**	**Intersegment eliminations**	**Total**
Revenue	428,640	—	173	—	428,813
Revenue—intersegment	1,887	9,348	—	(11,235)	—
Cost of products and services	(304,533)	(171)	(1,687)	—	(306,391)
Cost of products and services—intersegment	—	(3,757)	(442)	4,199	—
Gross margin	**125,994**	**5,420**	**(1,956)**	**(7,036)**	**122,422**
Operating expenses	(231,729)	(2,820)	(205)	—	(234,754)
Operating expenses—intersegment	—	(128)	(1,244)	1,372	—
Operating income (loss) before the following	**(105,735)**	**2,472**	**(3,405)**	**(5,664)**	**(112,332)**
Depreciation and amortization	(130,988)	—	(316)	—	(131,304)
Interest income (expense)	20,343	—	(2)	—	20,341
Interest income—intersegment	1,432	—	—	(1,432)	—
Interest expense	(185,471)	—	—	—	(185,471)
Interest expense—intersegment	—	(89)	(1,343)	1,432	—
Financing charges	(8,742)	—	—	—	(8,742)
Foreign exchange gain (loss)	(28,015)	(1)	3,378	—	(24,638)
Net gain on disposal of investments	—	—	285,967	—	285,967
Loss in value of investments and marketable securities	—	—	(248,336)	—	(248,336)
Share of net income in investees	—	—	20,573	—	20,573
Income tax benefit (provision)	(1,402)	(45)	116,962	—	115,515
Net income (loss)	**(438,578)**	**2,337**	**173,478**	**(5,664)**	**(268,427)**
Balance sheet as of December 31, 2000					
Equity accounted investments	—	—	30,726	—	30,726
Total assets	1,083,959	39,966	90,892	(5,591)	1,209,226
Additions to capital assets	263,170	17,847	1,765	(5,591)	277,191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"]

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. No material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States and the accounting principles and practices required by the SEC, except for the following:

Reconciliation of consolidated statements of loss and comprehensive loss

		2001 $	2000 $ [Restated *note 3*]	1999 $ [Restated *note 3*]
	Net loss under Canadian GAAP	**(498,485)**	(268,427)	(393,637)
[a]	Reversal of amortization of PCS License expensed in 1995 under U.S. GAAP	**139**	136	136
[b]	Share of net income (net loss) in investees	**(22,079)**	21,248	(2,665)
[c]	Unrealized net loss in value of investments and marketable securities	**—**	158,497	—
[c]	Recognized loss in value of marketable securities		(158,964)	—
[d]	Development costs	**(3,502)**	(2,606)	—
[e]	Stock compensation	**(478)**	—	—
[f]	Changes in fair market value of a fair value hedge	**1,367**	—	—
[f]	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	**(900)**	—	—
[h]	Effect of legislated tax rate changes on deferred tax liabilities	**25,771**	—	—
[g]	**Net loss under U.S. GAAP**	**(498,167)**	(250,116)	(396,166)
[c]	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $74,000 for 2001 [$68,828,000 for 2000]	**322**	(159,864)	—
[f]	Changes in fair market value of cash flow hedges	**(1,364)**	—	—
[f]	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	**3,939**	—	—
[c]	Reclassification adjustments	**—**	158,964	—
	Comprehensive loss under U.S. GAAP	**(495,270)**	(251,016)	(396,166)
[g]	**Basic and diluted loss per share under U.S. GAAP** [dollars]	**(4.56)**	(2.60)	(4.81)

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"] [Cont'd]

Differences in reported amounts on consolidated balance sheets

		2001			2000
		Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
		$	$	$	$
[b]	Long-term investments	**34,983**	**(3,496)**	**31,487**	97,541
[c]	Marketable securities	**1,081**	**322**	**1,403**	74,132
[a,d]	Deferred charges and other	**47,337**	**(8,835)**	**38,502**	39,994
[f]	Cash flow hedges	**—**	**1,675**	**1,675**	—
[h]	Capital Assets	**987,447**	**25,771**	**1,013,218**	662,411
[e]	Accounts payable	**(106,334)**	**(478)**	**(106,812)**	(156,788)
[g]	Share capital	**(1,133,842)**	**(60,723)**	**(1,194,565)**	(788,773)
	Deficit	**(1,896,173)**	**(47,761)**	**(1,943,934)**	(1,445,767)
	Accumulated other comprehensive loss	**—**	**1,997**	**1,997**	(900)

[a] PCS License

As indicated in *note 2*, the PCS License includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada. Under U.S. GAAP, such development costs are expensed as incurred, whereas under Canadian GAAP, development costs, which satisfy specified criteria for recoverability, are deferred and amortized [$2,727,000 at December 31, 2001 and $2,866,000 at December 31, 2000].

[b] Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"] [Cont'd]

[c] Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in *note 2*. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

[d] Development costs

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred [$6,108,000 at December 31, 2001 and $2,606,000 at December 31, 2000].

[e] Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element.

[f] Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statements 137 and 138. SFAS 133 is effective for the Company's December 31, 2001 year-end and interim periods. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"] [Cont'd]

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss and in a charge of $1,364,000 net of income tax benefit in the amount of $818,000, in other comprehensive income.

[g] Option to purchase Class A Non-Voting Shares

Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

[h] Deferred tax liabilities

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates have been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during the year, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under US GAAP. During the year, the change in rates were legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under US GAAP.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"] [Cont'd]

[i] Supplementary information for U.S. GAAP purposes on stock-based compensation

The Company has elected to measure compensation expense using the method prescribed by Accounting Pronouncement Bulletin 25 [APB 25].

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2001: weighted-average risk-free interest rates of 3.0% [6.7% in 2000 and 1999]; dividend yields of 0% [0% in 2000 and 1999]; weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 89.8% [67.2% in 2000 and 70.3% in 1999]; and a weighted-average expected life of the options of 5.5 years [5.5 years for 2000 and 1999].

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss under U.S. GAAP would be increased by $6,155,000, $2,477,000 and $1,313,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Basic and diluted loss-per-share figures would have been increased by $0.06, $0.03 and $0.02, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

20. SUBSEQUENT EVENTS

On December 20, 2001, Microcell Connexions Inc. and Microcell Solutions Inc., subsidiaries of Microcell, together with Microcell, signed a commitment letter whereby the Company received a commitment for bank financing of C$100,000,000 from Credit Suisse First Boston ["CSFB"] facilitated by Nortel Networks Limited ["Nortel Networks"]. Microcell Connexions Inc. and Nortel Networks also agreed to entered into a multi-year purchase agreement concurrently with the closing of the bank financing. The new facility will take the form of a U.S. dollar-denominated senior secured credit facility in an aggregate principal amount equivalent to C$100,000,000. The new facility will rank equally with the indebtedness under the Company's existing credit agreement dated May 7, 1999, and would effectively increase the total level of Senior Secured Credit facilities outstanding to C$850,000,000. The new term facility will be available in a single draw on the closing date of the transaction, which is expected to occur in February 2002. The new facility will mature five years plus one day after the closing date and should bear an interest rate of LIBOR plus 3.5%.

The closing of the transaction is contingent upon certain conditions, which include obtaining approval of the amendment proposal from the Company's current group of lenders under the existing credit agreement, and the execution of a supply agreement to purchase network infrastructure hardware and software from Nortel Networks in an aggregate amount, at least equal to C$150,000,000 during the three-year period after the closing date of the transaction.

On February 5, 2002, lenders' consent to the amendment of the existing credit agreement to create the new facility was obtained by the Company. The amendment will include a new liquidity covenant and a 0.25 bps pricing increase on all Tranches of the Senior Secured Loans.

21. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

MICROCELL Telecom

News Release

For immediate release

MICROCELL ANNOUNCES FOURTH QUARTER 2001 RESULTS
Balanced growth strategy translates into positive EBITDA from PCS operations for the quarter and year ended 2001

Montréal, February 12, 2002— Microcell Telecommunications Inc. (TSE: MTI.B; Nasdaq: MICT), a leading provider of wireless Personal Communications Services (PCS) in Canada, today announced its financial and operating results for the three months and year ended December 31, 2001. The fourth quarter operating results demonstrated the Company's continuing focus on postpaid subscriber growth and profitability. In addition to loading a majority of its new net retail customer additions on postpaid plans, Microcell maintained its low-cost position in the Canadian wireless industry in terms of both customer acquisition and capital spending. This resulted in the Company's posting its second consecutive quarter of positive earnings before interest, taxes, depreciation and amortization (EBITDA). On a consolidated company basis, and before restructuring charges of $5.2 million, EBITDA was $13.3 million in the fourth quarter. Excluding non-PCS-related operations, EBITDA before restructuring charges of $3.6 million was $15.7 million for the fourth quarter and $8.2 million for the full-year 2001.

"Microcell rose to the many challenges that presented themselves in 2001," stated André Tremblay, President and Chief Executive Officer of Microcell Telecommunications. "In spite of an aggressively competitive wireless market environment and difficult economic conditions, the Company increased its market share of new postpaid customer additions, improved cost control, financed its business plan to free cash flow positive, and launched commercial high-speed GPRS data service nationally. Moreover, we successfully accomplished these objectives without compromising the long term potential of the Company—an impressive balancing act."

"Overall in 2001, Microcell strengthened an already solid customer base by rebalancing the postpaid-prepaid customer ratio," noted Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications. "Our success in doing so has resulted in revenue growth that is greater than the industry average. This growth, combined with prudent cost control and reduced spending in our non-PCS operations not only helped us to achieve positive operating cash flow for the second consecutive quarter but also allowed us to achieve positive EBITDA on a full-year basis with our PCS operations. We will continue to pursue a strategy of balanced growth by measuring the cost of acquiring new subscribers against market share performance and by assessing capital expenditures on an ongoing basis."

Other operating and financial highlights in the fourth quarter and full-year 2001 included:

- Total retail gross customer activations for the three and twelve months ended December 31, 2001 were 197,754 and 612,883, respectively, compared with 194,124 and 537,443 for the same periods in 2000. These results represent the Company's best performance ever in terms of quarterly and yearly gross wireless activations.

- New retail net additions totalled 100,349 for the fourth quarter of 2001, compared with 134,654 for the same quarter one year ago. Higher churn, particularly within the prepaid customer base, was the primary contributor to lower net subscriber additions in 2001 compared with 2000. Blended retail, post-guarantee-period average monthly churn for the fourth quarter was 2.8%, an increase from the 2.3% reported in the fourth quarter of 2000. This result comprises fourth quarter churn of 2.1% for postpaid and 3.7% for prepaid, compared with 2.1% and 2.6% for the same period in 2000.

- The Company's total retail PCS customer base expanded by 31% in 2001 to reach 1,209,210 subscribers as at December 31, 2001, of which 53% were postpaid and 47% were prepaid. Microcell also provided digital PCS wireless services to 20,631 wholesale subscribers as at December 31, 2001, an increase of 41% compared with 2000. For 2001, the Company loaded 59% of its new retail net additions on postpaid plans, well above the stated target of 50%.

- Microcell added 51,814 postpaid subscribers, representing 52% of the new retail customers acquired in the fourth quarter, an improvement of 36% year-over-year. The fourth quarter wireless net addition customer mix was good, given that purchase decisions during the quarter are primarily gift-driven, which typically results in more prepaid subscribers than in other quarters during the year. The fourth quarter of 2001 also represented the third consecutive quarter that postpaid net additions exceeded prepaid net additions. Prepaid subscribers accounted for the remaining 48,535 new retail customers added in the fourth quarter, compared with 96,485 in the same quarter one year ago. Lower prepaid net additions can be attributed primarily to a continued focus on profitability, which has emphasized postpaid subscriber acquisition, and higher churn resulting from a reduction in the number of lower-end, safety-type prepaid users following a move by the Company to shorten the validity period of its low-denomination prepaid cards.

- Service revenue in the fourth quarter was $135.8 million compared with $104.1 million in the same quarter in 2000. For the year, service revenue improved 36% to $514.9 million, from $377.9 million in 2000. This increase, which exceeded subscriber growth in 2001 by five percentage points, reflects the Company's successful customer mix shift to postpaid over the last three quarters, as well as higher postpaid average revenue per user (ARPU).

- Retail postpaid ARPU was $59.42 and $60.56 per month, respectively, in the fourth quarter and full-year 2001. These figures represent notable increases of 5% and 7%, respectively, compared with the three- and twelve-month periods ended December 31, 2000. The improvement was due to a favourable price plan mix effect resulting from the strength of the Company's promotional $30 per month and $45 per month price packages, and a substantial rise in average monthly minutes of usage (MoU). Average postpaid MoU were 357 minutes for the fourth quarter and 319 minutes for 2001, compared with 289 minutes and 267 minutes, respectively, for the same time periods in 2000. It is worth noting that the year-over-year improvement in postpaid ARPU came without any major stimulus from high-speed data and Internet services.

- Retail prepaid ARPU for the three and twelve months ended December 31, 2001 was $18.47 and $20.99, respectively, down from $24.61 in the fourth quarter of 2000 and $27.14 for full-year 2000. The decline was due in large part to a drop in average monthly usage, which stemmed from the continuing migration of high-usage prepaid customers to postpaid monthly plans, the tendency among remaining prepaid customers to use the service primarily for safety purposes, and reduced spending brought about by a weaker economy. Average prepaid MoU were 52 minutes and 62 minutes for the fourth quarter and full-year 2001, respectively, compared with 76 minutes for the fourth quarter of 2000 and 81 minutes for full-year 2000.

- As a result of lower prepaid ARPU and the fact that fourth quarter subscriber growth was heavily weighted to the end of the quarter, the combined retail postpaid and prepaid ARPU decreased to $40.14 and $41.14 for the three- and twelve-month periods ended December 31, 2001.This compares with $41.47 and $43.55 for similar time periods one year earlier.

- In keeping with the Company's balanced growth strategy, operating expenses for the fourth quarter 2001 (excluding depreciation and amortization) were well-controlled, decreasing to $137.7 million, compared with $166.3 million in the same quarter one year ago. The improvement was due primarily to lower cost of products and reduced selling and marketing expenses. For the twelve months ended December 31, 2001, total operating expenses (excluding depreciation and amortization) increased only 6%, year-over-year, compared with total revenue growth of 31%, resulting in significant operating margin improvement of $97.3 million.

  Total cost of products and services of $73.8 million for the fourth quarter consisted of $36.7 million for cost of products and $37.1 million for cost of services, compared with cost of products of $57.7 million and cost of services of $35.3 million for the same quarter in 2000. The year-over-year improvement in the cost of products was primarily the result of the lower-cost mix of Global System for Mobile communications (GSM) digital handsets sold during the holiday retail period. The increase in the cost of services was due to higher contribution revenue charges partially offset by lower network operating costs from reduced site-related expenses and increased efficiency in the transmission of a higher volume of network traffic.

  The retail cost of acquisition (which consists of a handset subsidy and related selling and marketing expenses) improved 30% and 17%, respectively, to $262 and $321 for the quarter and year ended December 31, 2001, compared with $374 and $388 for the same periods in 2000. These notable reductions were due primarily to a higher number of gross retail subscriber additions, lower handset costs, as well as to promotion expenses that were kept well in check despite the increased number of new postpaid customers acquired during the year.

  General and administrative expenses decreased to $25.1 million in the fourth quarter of 2001, from $26.2 million in the same quarter one year ago, as a result of reduced activity in the Company's non-PCS operations. General and administrative expenses of $98.9 million for full-year 2001, compared with expenses of $92.9 million in 2000, decreased as a percentage of total revenues. This decrease demonstrates not only the benefits of scale in achieving improved operating efficiency, but also the Company's ongoing commitment to streamlining costs.

- Capital expenditures of $37.3 million for the fourth quarter were primarily related to the Company's PCS network, and reflected continuing capacity expansion and signal improvement in the 22 census metropolitan areas (CMAs) and surrounding areas where Fido® digital service is currently provided. For the full year 2001, capital expenditures were $407.4 million, which included $130.0 million related to the acquisition in January 2001 of the remaining shares in Inukshuk Internet Inc. that Microcell did not already own.

- As at December 31, 2001, Microcell had $449.3 million of available liquidity, comprising $19.0 million in cash and cash equivalents, $159.5 million in short-term investments and marketable securities, and $270.8 million in available Senior Secured Revolving Credit Loans. The increase in the Company's cash position was due to the net proceeds of $342 million received from an equity rights offering announced in November 2001 and other private share placements associated with the rights transaction. The Company also received a bank financing commitment from Credit Suisse First Boston in an aggregate principal amount equivalent to $100 million, which is not included in the preceding figures. This new term loan will be available on the closing date of the transaction, which is expected to occur in the first quarter of 2002.

- In the fourth quarter, a $5.2 million restructuring charge was incurred due to the layoff of 194 employees in October 2001 in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan. Excluding the impact of this restructuring charge, consolidated EBITDA improved substantially to $13.3 million in the fourth quarter of 2001, and to negative $9.8 million for full-year 2001, compared with losses of $43.2 million and $112.3 million for the same periods in 2000.

- EBITDA from the Company's core PCS operations (excluding a $3.6 million restructuring charge impact) was $15.7 million for the fourth quarter of 2001, and $8.2 million for full-year 2001.

- The Company posted consolidated net losses for the quarter and year ended December 31, 2001, of $108.4 million and $498.5 million, respectively, or $0.88 and $4.56 per share. This compares with net losses of $136.9 million and $268.4, or $1.39 and $2.79 per share, for the same periods in 2000. The net losses for 2000 included an unusual gain of $181.2 million resulting from the sale of one of the Company's equity-based investments.

Commenting further on the Company's results, Mr. Leduc concluded, "We successfully achieved our EBITDA breakeven target for core PCS operations on a full-year basis in 2001. We did this by prudently growing our market share of new postpaid subscriber additions, while posting some of the best operating cost metrics in the Canadian wireless industry. These results show that Microcell is a proven competitor that can effectively manage growth in a highly competitive market without major cost outlays or erosion of service."

"Our most relevant financial measure of financial performance this year was the achievement of positive EBITDA," concluded Mr. Tremblay. "Throughout 2001, we consistently exceeded expectations not only for postpaid subscriber growth and ARPU stimulation, but also for our ability to streamline costs. With significant growth potential before us, a market-leading high-speed wireless data strategy, and a fully financed business plan, we are well-positioned to take advantage of the significant opportunities we see in wireless. We will continue to pursue profitable growth in 2002 by focusing on postpaid customer acquisition, by making full use of our GPRS-enabled data capabilities to take advantage of opportunities in the business market segment, and by enhancing customer service in our core markets."

About Microcell Telecommunications Inc.
Microcell Telecommunications has been a public company since October 15, 1997, and is a member of the TSE 300, TSE 200 and S&P/TSE Canadian SmallCap indices. Microcell's head office is located in Montréal.

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2000 and in other filings with securities commissions in Canada and the United States.

CONFERENCE CALL NOTE: A listen-only Webcast and replay of Microcell's fourth quarter results conference call can be accessed at the following links: www.vcall.com or www.microcell.com/investors. The Webcast will begin at 11:00 a.m. (EST) today, and the replay will be available until mid-March. A telephone replay of the conference call is also available and can be accessed at any time between 1:00 p.m. (EST) on Tuesday, February 12, 2002, and 11:59 p.m. (EST) on Thursday, February 28, 2002 *by calling 1 800 558-5253, and entering reservation No. 20225233#.*

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

– 30 –

Source:

François Perreault
Opsis Communications & Marketing Inc.
(514) 393-8998

For more information:

Investment community:

Thane Fotopoulos
(514) 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:

Claire Fiset
(514) 937-0102, ext. 7824
claire.fiset@microcell.ca

Victoria Ollers
(416) 822-2288
victoria.ollers@microcell.ca

Karen Berkhout
(604) 601-1062
karen.berkhout@microcell.ca

MICROCELL Telecom

MICROCELL UPDATE

February 12, 2002
Issue No. 22

BALANCED GROWTH STRATEGY DELIVERS SOUND RESULTS

Postpaid turnaround and improved cost-control practices further improve EBITDA

HIGHLIGHTS

- Q4 2001 retail gross activations of 197,754 represent the best quarterly performance ever.
- Retail customer base expands by 31% in 2001 — highest growth rate in Canadian wireless industry.
- Postpaid accounted for 52% of the new net retail customers acquired in Q4 2001 and 59% in 2001.
- Retail COA per gross addition of $262 in Q4 2001 and $321 for full-year 2001 is well below the target range of $340 to $370 for 2001.
- Consolidated EBITDA(3) was positive for the second consecutive quarter, improving to $13.3M in Q4 2001.
- Positive EBITDA(4) from PCS operations achieved for full-year 2001 —a $114 million year-over-year improvement.
- Successfully secured $451M from an equity rights offering, private share placements, and senior secured bank financing.
- $549M in cash availability, on a pro-forma basis, as at end of 2001.

AT A GLANCE

Key Performance Indicators

	Q4	2001
End of period retail PCS subscribers:	1,209,210	1,209,210
Net additions - retail:	100,349	286,683
End of period – wholesale subscribers:	20,631	20,631
Estimated share of retail gross adds(1):	19.6%	19.9%
Estimated share of retail net adds(1):	18.5%	20.3%
Blended retail churn(2):	2.8%	2.6%
Retail COA (per gross addition):	C$262	C$321
ARPU - postpaid:	C$59.42	C$60.56
ARPU - prepaid:	C$18.47	C$20.99
ARPU - blended:	C$40.14	C$41.14
MOU - postpaid:	357	319
MOU - prepaid:	52	62
MOU - blended:	214	193
Consolidated EBITDA(3):	C$13.3M	C($9.8)M
PCS EBITDA(4):	C$15.7M	C$8.2M
PCS EBITDA before COA(4):	C$67.5M	C$204.9M
Capital expenditures(5):	C$37.3M	C$277.4M
Network pops covered:	18.7M	18.7M

(1) For areas where Fido Service was offered
(2) Excludes returns during the warranty period
(3) Before restructuring charges of $5.2 million
(4) Before restructuring charges of $3.6 million
(5) Excluding purchase of Inukshuk licenses for $130M in 2001 prior to Q4

Q4 & FULL-YEAR 2001 OPERATING RESULTS

On a gross-activations basis, a record 197,754 retail customers were added in Q4 2001, bringing the total number of retail gross activations added during the year to 612,883. These results represent improvements of 2% and 14%, respectively, in quarterly and annual gross customer activations compared with the previous records set in Q4 and full-year 2000. Consistent with the Company's focus on operating cash flow improvement rather than subscriber acquisition, postpaid account activation was emphasized. Gross postpaid additions were 112,530 in Q4 2001 and 313,765 for the year-ended 2001, representing significant increases of 74% and 58%, respectively, over the same periods in 2000. Gross prepaid additions for the three- and twelve-month periods ended December 31, 2001 were 85,224 and 299,118, respectively, compared with 19,438 and 338,472 for the same periods in 2000. Microcell achieved the highest customer growth rate in the Canadian wireless industry in 2001 at 31%, ending the year with 1,209,210 retail customers. Postpaid plans accounted for 59% of the net retail additions in 2001, well above the Company's stated target of 50%. The Company added 36% more postpaid customers in Q4 2001 compared with the same year-ago quarter, resulting in a substantially improved mix of new postpaid net subscriber additions of 52% versus 28% last year. This was a strong showing given gift-driven purchase decisions, which typically result in more prepaid subscribers than the other three quarters of the year. Prepaid accounted for 48%, or 48,535, of the 100,349 new net retail customers added in the fourth quarter, down from 72% in Q4 2000. The Company also acquired an additional 6,001 wholesale subscribers from its non-affiliated service providers, bringing the total number of such subscribers to 20,631 as at December 31, 2001.

Blended average monthly churn for Q4 2001 and full-year 2001 increased to 2.8% and 2.6%, respectively, from 2.3% and 2.2% for the same periods in 2000, primarily as a result of higher prepaid churn. Although quarterly prepaid churn remained stable 3.7% for Q4 2001, the Company continued to experience high churn among occasional, security-type users directly as a result of a reduction to the expiry period on the its low-end prepaid cards and to a general economic slowdown. However, quarterly postpaid churn of 2.1% was unchanged sequentially and included 1.1 points of Company-initiated churn to disconnect non-paying customers.

Blended retail ARPU decreased to $40.14 in Q4 from $44.19 in the previous quarter due to the seasonal weighting of holiday sales and a higher percentage of prepaid customers in the fourth quarter new net additions subscriber mix.

For 2001, blended retail ARPU was $41.14, which is just above the Company's guidance range of $40-$41. Even though quarterly postpaid ARPU decreased sequentially from $66.28 in Q3 2001 to $59.42 in Q4 2001, due primarily to timing factors and lower roaming revenues as a result of reduced travel, monthly average usage per postpaid subscriber was the highest in the Company's operating history at 357 minutes per month —an increase of 12% compared with the previous quarter. On a year-over-year basis, however, postpaid ARPU and minutes of usage increased 5% and 24%, respectively. Prepaid ARPU decreased to $18.47 in Q4 2001 due mainly to lower monthly average usage (52 minutes compared with 62 minutes in the previous quarter) following the migration of 25,912 prepaid customers to postpaid service. For full-year 2001, prepaid ARPU was $20.99, the highest reported in the Canadian wireless industry.

IMPROVING PROFITABILITY THROUGH COST CONTROL


PCS EBITDA
PCS EBITDA Before COA
$60
$40
$20
$0
($20)
($40)
$14.9
$24.4
$31.0
$32.3
$30.9
$46.7
$60.3
$57.5
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
($29.5)
($20.7)
($15.3)
($40.3)
($13.4)
($4.7)
$10.6
$15.7
(in millions)

The fourth quarter is a heavy subscriber acquisition period, which typically results in higher costs. However, due to continued cost control, reduced spending in non-PCS operations, and the positive effects on ARPU from a successful shift to postpaid over the past three quarters, the Company achieved positive EBITDA for the second consecutive quarter. Consolidated EBITDA was $13.3 million in Q4. This corresponds to a 146% sequential quarterly increase compared with $5.4 million in Q3 2001. For the year, consolidated EBITDA improved by $102.5 million to negative $9.8 million. This was driven by revenue expansion of 31% versus operating cost increases (excluding depreciation and amortization) of only 5%. EBITDA from PCS operations improved a further $5.1 million in Q4 to $15.7 million. More significantly, Microcell PCS achieved positive EBITDA for full-year 2001 ($8.2 million compared with negative $105.7 million in 2000). This represents the first time in the Company's operating history that it produced positive operating cash flow on an annual basis. Excluding the retail cost of subscriber acquisition, PCS EBITDA was $67.5 million for Q4 2001 and $204.9 million for full-year 2001. This result for 2001 exceeded the Company's stated objective for EBITDA before COA of $200 million. The preceding consolidated and PCS-only EBITDA results exclude restructuring charges of $5.2 million and $3.6 million, respectively, arising from adjustments to the Company's workforce in October 2001.

Margin improvement was supported by tighter control over non-COA operating costs (comprised primarily of the costs associated with providing Fido service and general and administrative expenses) and a lower retail cost of subscriber acquisition. Due to the effects of scale and capital efficiency, as well as to the lower cost of maintenance per average customer, total non-COA related operating expenses improved to $21 and $26 per average subscriber per month in Q4 2001 and full-year 2001, respectively, from $30 and $32 per average subscriber per month for the same periods in 2000.

At $262 per gross addition, the fourth quarter retail cost of subscriber acquisition represents the lowest rate achieved in Microcell's operating history. This result, which denotes a 16% improvement compared with $311 per gross addition in Q3 2001, reflects good cost discipline over advertising and promotions expenses in a highly competitive wireless environment. In fact, on a per gross addition basis, selling and marketing costs related to customer acquisition decreased to $191 from $219 in the previous quarter and $210 in Q4 2000. Similarly, due to handset-specific manufacturer rebates and promotions featuring lower-cost handsets, equipment subsidies continued to be well managed —$71 per gross addition in Q4 2001 compared with $92 in Q3 2001 and $164 in Q4 2000. On a full-year basis, the retail COA of $321 per gross addition compares quite favourably with the $388 reported in 2000 and is below the stated objective of $340 to $370 for 2001.

BALANCE SHEET REVIEW

Long-term debt (including the current portion) as at December 31, 2001 was $1,904 million and consisted of the following:

Senior secured bank debt	$504.4 million (including a current portion of $16.5 million)
Senior Discount Notes due 2006	$675.5 million (including accrued interest)
Senior Discount Notes due 2007	$399.0 million (including accrued interest)
Senior Discount Notes due 2009	$324.6 million (including accrued interest)

As at December 31, 2001, Microcell had $449.3 million in total available liquidity made up of $19.0 million in cash and cash equivalents, $159.5 million in short-term investments and marketable securities, and $270.8 million in available Senior Secured Revolving Credit Loans.

Capital expenditures amounted to $37.3 million in the fourth quarter, bringing total spending for 2001 to $277.4 million (excluding $130.0 million associated with the purchase of Inukshuk licenses). This represents a significant reduction in capital spending compared with each of the first three quarters of 2001, signifying a change in operating strategy away from expanding the footprint and more towards capacity enhancement and maintenance. As a result, the Company expects capital expenditures for 2002 to be in the range of $175 million.

CORPORATE DEVELOPMENTS

Financing: Microcell obtained combined proceeds of C$351 million from a basic rights offering and other private share transactions associated with the equity rights issue. The rights offering entitled rights holders to subscribe for Class B Non-Voting Shares. Each right permitted the holder to purchase 1.77 Class B Non-Voting Shares at C$2.05 for each full share. Similarly, shares bought through private placement were purchased at the rights exercise price of C$2.05 per Class B Non-Voting Share. The rights offering was fully subscribed, yielding C$252.1 million in gross proceeds. A further C$58.9 million was raised through private share placements to Capital Communications CDPQ Inc. (an affiliate of the Caisse de dépôt et placement du Québec) and the Canadian Imperial Bank of Commerce, both of whom acted as stand-by purchasers for the rights offering. In addition, Microcell's two principal shareholders, Telesystem Ltd. and VoiceStream Wireless Corporation, who fully subscribed to the basic rights offering, exercised a pre-emptive rights option, which granted them enough Class B Non-Voting Shares to maintain their pre-rights offering equity ownership in Microcell, provided additional proceeds of C$39.6 million. As a result of the rights offering and private share placements, Microcell issued 170,988,074 additional Class B Non-Voting Shares.

Late in Q4, Microcell received a commitment for bank financing from Credit Suisse First Boston, facilitated by Nortel Networks Inc. as part of a multi-year purchase agreement. The bank financing will take the form of a U.S. dollar-denominated senior secured credit facility in an aggregate principal amount equivalent to C$100 million. The new facility should rank equally with the existing bank debt and would effectively increase the total level of senior secured credit facilities outstanding to approximately C$850 million. Based on the Company's current business plan, the proceeds received from these equity and bank-related financing initiatives, should provide Microcell with more than the necessary financing to fund its cash requirements until the end of 2003, at which point the Company expects to turn free cash flow positive. As at the end of 2001, Microcell had C$549.3 million in available liquidity on a pro forma basis pending the completion of the bank transaction, which is expected to occur in February 2002.

(as of December 31, 2001)	Share Structure				Share Distribution (%)	
	Common (Voting)	Class A (Non-Voting)[1]	Class B (Non-Voting)	Total Shares	Voting	Equity
Telesystem Ltd.	19,924,849	-	40,296,708	60,221,557	72.1%	25.1%
VoiceStream Wireless	-	9,590,000	25,495,391	35,085,391	-	14.6%
Caisse de dépôt (CDPQ)	-	-	34,943,147	34,943,147	-	14.6%
CIBC	-	-	4,878,048	4,878,048	-	2.0%
3316866 Canada Inc.	3,883,535	-	-	3,883,535	14.1%	1.6%
CC Telecom Inc.	3,128,492	-	-	3,128,492	11.3%	1.3%
Le Groupe Vidéotron	290,818	-	3,599,506	3,890,324	1.1%	1.6%
Other – Common	403,843	-	-	403,843	1.4%	0.2%
Other – Public	-	-	93,738,739	93,738,739	-	39.0%
Total Shares	**27,631,537**	**9,590,000**	**202,951,539**	**240,173,076**	**100.0%**	**100.0%**

1 Convertible into Common Voting Shares on a 1-for-1 basis

SMS Interoperability: Microcell joined forces with Bell Mobility, Rogers AT&T Wireless and Telus Mobility to develop an initiative that will enable inter-carrier, mobile text messaging for digital wireless customers across Canada. With this initiative, Canadian wireless users will be able to easily send and receive text messages to and from users of different networks by simply addressing it to the recipient's phone number. CMG Wireless Data Solutions has been selected to provide technology for the service, which will use its Inter-SMSC Router (ISR) service to manage the SMS cross-carrier traffic. Designed to operate on an independently hosted open platform, the service will encourage easy interconnection of carriers and scalable worldwide connection in the future. Service is expected to be available later this year.

GPRS Roaming: In November, Microcell became the first operator to commercially launch a North American GPRS Internet access service with its U.S. roaming partner VoiceStream. No other Canadian wireless service provider has this capability. This should allow the Company to further develop its business market strategy by better addressing the telecom needs of travelers and mobile professionals through secure, instant access to their personal information and the Internet.

CLEC: CLEC conversion began in Western Canada in fall 2001 and will continue in selected markets in 2002. Although this should be marginal in terms of competitive advantage, it brings with it a material reduction in interconnection costs.

The purpose of this document is to update the financial community on Microcell's position following significant developments.

For information: Thane Fotopoulos, Director, Investor Relations (514) 937-0102 (ext. 8317)
Mario Pietropaolo, Associate (514) 937-0102 (ext. 6194)